EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown.

	6/30/03	2002	2001	2000	1999	1998

Net Earnings	$22,498,250	$48,058,349	$28,963,548	$38,250,664	$35,311,517	$32,441,198

Fixed Charges:
Interest on Indebtedness	13,568,591	27,147,412	25,360,505	26,913,436	22,109,567	13,444,646
Amortization of Discount Relating to Indebtedness	71,665	127,375	107,200	93,600	55,758	15,244
Amortization of Treasury Lock Gain	(292,899)	(554,527)	(515,299)	(478,846)	(245,388)	—
Amortization of Deferred Charges	595,143	960,447	805,707	804,388	723,310	710,491

	13,942,500	27,680,707	25,758,113	27,332,578	22,643,247	14,170,381

Net Earnings Before Fixed Charges	$36,440,750	$75,739,056	$54,721,661	$65,583,242	$57,954,764	$46,611,579

Divided by Fixed Charges
Fixed Charges	$13,942,500	$27,680,707	$25,758,113	$27,332,578	$22,643,247	$14,170,381
Capitalized and Deferred Interest	(143,790)	(599,902)	451,624	646,897	1,111,165	1,111,615

	$13,798,710	$27,080,805	$26,209,737	$27,979,475	$23,754,412	$15,281,996

Ratio of Net Earnings to Fixed Charges	2.64	2.80	2.09	2.34	2.44	3.05

Preferred Stock Dividends	$2,003,287	$4,009,554	$—	$—	$—	$—

Combined Fixed Charges and Preferred Stock Dividends	$15,801,997	$31,090,359	$26,209,737	$27,979,475	$23,754,412	$15,281,996

Ratio of Net Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.31	2.44	2.09	2.34	2.44	3.05

Advisor Acquisition Costs	$—	$—	$12,581,769	$1,521,063	$9,824,172	$5,501,343

Net Earnings After Advisor Acquisition Costs and Fixed Charges (1)	$36,440,750	$75,739,056	$67,303,430	$67,104,305	$67,778,936	$52,112,922

Ratio of Net Earnings After Advisor Acquisition Costs to Fixed Charges (1)	2.64	2.80	2.57	2.40	2.85	3.41

(1)	The Company’s revolving line of credit and notes payable covenants provide for fixed charge coverage ratios to be calculated before Advisor Acquisiton Costs.